811-02699
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 2, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-030207SEC.doc
030207 (1) vtn

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Amended Stipulation Regarding Defendants' Motion to Dismiss** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Kimberly Garber, SEC – Fort Worth
Mr. Sandra Gonzalez, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.* Plaintiff, vs. AIM MANAGEMENT GROUP, INC., *et al.*, Defendants.	Civil Action No. 4:04cv2587 Judge Keith P. Ellison **Consolidated with Actions:** 04cv2589 04cv2802 04cv2832 04cv2884 04cv3030

AMENDED STIPULATION REGARDING DEFENDANTS' MOTION TO DISMISS

The Parties agree and stipulate, subject to the Court's approval, to the following schedule:

1. The parties agree that the Plaintiffs will file their response to Defendants' Motion to Dismiss on or before March 22, 2007.

2. The parties agree that the Defendants will file their reply, if any, to Plaintiffs' Response to the Motion to Dismiss on or before April 30, 2007.

IT IS SO ORDERED.

Dated March ____, 2007.

____
Keith P. Ellison
United States District Judge

SO STIPULATED AND AGREED:

SUSMAN GODFREY L.L.P.

By: /s/Carolyn P. Courville
Carolyn P. Courville
Texas State Bar No. 24007042
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
Attorney-In-Charge for Plaintiffs

MAYER, BROWN, ROWE & MAW LLP

By: /s/ by permission C. Courville
Charles S. Kelley
700 Louisiana Street, Suite 3400
Houston, TX 77002
Telephone (713) 751-5268
Facsimile (713) 224-6410

Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc. and INVESCO Distributors, Inc.

CERTIFICATE OF SERVICE

☑ I hereby certify that on March 2, 2007, I electronically transmitted the attached document to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3400
Houston, TX 77002
Facsimile (713) 224-6410

Daniel A. Pollack dapollack@pollacklawfirm.com
Martin I. Kaminsky mikaminsky@pollacklawfirm.com;
Edward T. McDermott etmcdermott@pollacklawfirm.com;
Anthony Zaccaria azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903
Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc. and INVESCO Distributors, Inc.

☑ I hereby certify that on March 2, 2007, I served the attached document by U.S. mail on the following, who are not registered participants of the ECF System:

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3400
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc. and INVESCO Distributors, Inc.

s/ Carolyn P. Courville
Carolyn P. Courville

END